

Mail Stop 4561

November 23, 2009

Mr. Keshav Murugesh
Chief Executive Officer
Syntel, Inc.
525 E, Big Beaver Road, Suite 300
Troy, MI 48083

>   **Re: Syntel, Inc.**
>   **Form 10-K For the Fiscal Year Ended December 31, 2008**
>   **Filed on March 12, 2009**
>   **File No. 000-22903**

Dear Mr. Murugesh:

    We have reviewed your response letter dated November 16, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 23, 2009.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 1

1.   We refer to prior comment 1 and note that you have undertaken in subsequent filings to provide additional narrative detail of the relationships with State Street Bank and American Express and to further explain the mechanics of the Master Services Agreements. However, please clarify for us whether you can provide services to State Street Bank and American Express through work orders absent these agreements. Please note that you may provide us with a copy of the agreements for our review along with your response to this comment.

Form 10-Q for the Quarterly Period Ended September 30, 2009

Item 4. Controls and Procedures, page 31

2.   This section does not define your "disclosure controls and procedures" or reference Rule 13a-15(e). As such, it does not appear to fully address whether your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, are effective. The rule requires that the disclosure controls and procedures be "designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms," and that they also be designed to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that your disclosure controls and procedures for the relevant period met all of the requirements of Rule 13a-15(e). In future filings, please either reference the rule or provide the complete definition of disclosure controls and procedures from Rule 13a-15(e).

*   *   *   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief